(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-21342

For Period Ended: July 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wind River Systems, Inc.

Full Name of Registrant

Former Name if Applicable

500 Wind River Way

Address of Principal Executive Office (Street and Number)

Alameda, California 94501

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

As previously announced on August 31, 2006, Wind River Systems, Inc. (the “Company”) commenced a voluntary review of its historical stock option granting practices and the related accounting during the second quarter of fiscal 2007. The Audit Committee of Wind River’s Board of Directors (the “Audit Committee”), comprised of three independent board members, is leading the review. At this time, the review has not been completed, is ongoing, and the Audit Committee has not reached any final conclusions. Because the Audit Committee has not reached a final conclusion, the Company is not able to file its Quarterly Report on Form 10-Q (“Form 10-Q”) by the September 11, 2006 prescribed due date.

As of the date of this filing, the Audit Committee is in the process of reviewing and analyzing the findings regarding the measurement date for certain stock option grants made by the Company and is evaluating the measurement dates used for accounting purposes for these certain grants. The Audit Committee has not yet concluded whether the accounting measurement dates used for such grants are correct, nor has it concluded whether differences, if any are determined to exist, would result in material non-cash compensation and related charges. If the measurement dates used for these grants are incorrect, and if the impact of these differences should be determined to result in material non-cash compensation and related charges, the Company would be required to evaluate the impact on its previously issued consolidated financial statements and its evaluations of internal control over financial reporting.

The Company is committed to resolving these issues as quickly as possible and plans to file its Form 10-Q for the second quarter of fiscal 2007 and any restated financial statements, if required, as soon as practicable following the conclusion of the Audit Committee’s review.

This Form 12b-25 contains forward-looking statements regarding the Company’s ability to file its Form 10-Q on or before the fifth calendar day following the prescribed due date and whether the Company anticipates making any significant change to its results of operations from the corresponding prior period. Because the Audit Committee has not completed its review of the Company’s historical stock option granting practices and the related accounting, the Company cannot provide any assurance that its Form 10-Q will be filed within the fifth day following the prescribed due date for the Form 10-Q or whether there will be any significant change to its results of operations from the corresponding prior period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael W. Zellner (Name)	(510) (Area Code)	749-2750 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wind River Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2006	By:	/s/ Michael W. Zellner
Michael W. Zellner
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary